Exhibit 99.1

Ctrip Announces Investment in LY.com

SHANGHAI, April 28, 2014  — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company has,  through Shanghai Ctrip International Travel Agency Co., Ltd., one of the Company’s affiliated consolidated entities, entered into an investment agreement with Tongcheng Network Technology Share Co., Ltd. (“Tongcheng Network”), a leading local attraction ticket service provider that operates LY.com, to become the second largest shareholder of Tongcheng Network (second only to the management team) for consideration in cash equivalent to over US$200 million.

“We are very pleased to establish a strategic relationship with LY.com. We are increasingly positive about the potential of the travel industry in China. LY.com is the leading player in the local attraction ticket segment and we will support the independent operation of LY.com. We are excited to work with LY.com’s team to create greater value for travelers and help the healthy development of the industry.” said James Liang, Chairman and Chief Executive Officer of Ctrip.

“We are thrilled to have Ctrip as our strategic investor. Ctrip is the clear leader in the online and mobile travel industry in China. This investment will enhance the strategic cooperation between the two companies and will ultimately benefit our customers and partners.” said Zhi Xiang Wu, Chief Executive Officer of LY.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For more information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 x12928
Email: iremail@ctrip.com